FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

18 November 2021

Transaction in own shares

HSBC Holdings plc (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 26 October 2021.

Date of purchase:	18 November 2021
Number of ordinary shares of US$0.50 each purchased:	3,509,027
Highest price paid per share:	£4.4215
Lowest price paid per share:	£4.3705
Volume weighted average price paid per share:	£4.3983

All repurchases by the Company are "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the cancellation of the repurchased shares, the Company will have 20,700,828,991 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury. Therefore the total voting rights in the Company will be 20,375,555,584. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, a full breakdown of the individual trades made by Morgan Stanley on behalf of the Company is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8901S_1-2021-11-18.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 November 2021